Exhibit 99.1
Dole plc Reports Second Quarter 2024 Financial Results
DUBLIN – August 14, 2024 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and six months ended June 30, 2024.
Highlights for the three months ended June 30, 2024:
•Strong second quarter Group results with growth across all segments on a like-for-like basis1
•Revenue of $2.1 billion, a decrease of 0.8%. On a like-for-like basis, revenue increased 4.3%
•Net Income of $88.1 million, an increase of 68.4%
•Adjusted EBITDA2 of $125.4 million, an increase of 2.2%. On a like-for-like basis, Adjusted EBITDA increased 8.2%
•Adjusted Net Income of $47.0 million and Adjusted Diluted EPS of $0.49

Financial Highlights - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,124	2,141	4,245	4,130
Income from continuing operations[3]	56.0	63.7	127.5	98.7
Net Income	88.1	52.3	153.5	72.8
Net Income attributable to Dole plc	80.1	42.3	150.3	56.4
Diluted EPS from continuing operations	0.50	0.56	1.30	0.86
Diluted EPS	0.84	0.44	1.57	0.59
Adjusted EBITDA[2]	125.4	122.7	235.5	223.1
Adjusted Net Income[2]	47.0	48.4	87.6	80.7
Adjusted Diluted EPS[2]	0.49	0.51	0.92	0.85
Commenting on the results, Carl McCann, Executive Chairman, said:
"We are pleased to report another strong result for the second quarter of 2024, with Adjusted EBITDA increasing 2.2% to $125.4 million and 8.2% on a like-for-like basis.
Following the completion of our sale of Progressive Produce, we repaid $100 million of our Term Loan facilities in April, and at the end of the quarter, our Net Debt was $767.5 million.
Our strong first half of the year, and positive momentum within the business, positions us well to deliver a good result for the 2024 financial year. Today, we are pleased to raise our full year Adjusted EBITDA target to at least $370.0 million."
1 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
2 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
3 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - Second Quarter
Revenue decreased 0.8%, or $17.1 million, primarily due to a net negative impact from acquisitions and divestitures of $100.3 million and a $9.6 million net unfavorable impact of foreign currency translation. On a like-for-like basis, revenue was 4.3%, or $92.8 million, ahead of prior year, due to strong operational performance across all segments.
Net Income increased 68.4% or $35.8 million, due to strong trading results across the Group.
Adjusted EBITDA increased 2.2%, or $2.7 million, primarily driven by strong performance in the Fresh Fruit segment. On a like-for-like basis, Adjusted EBITDA increased 8.2%, or $10.1 million.
Adjusted Net Income decreased $1.3 million, predominantly due to higher tax expense, partially offset by the increases in Adjusted EBITDA noted above. Adjusted Diluted EPS for the three months ended June 30, 2024 was $0.49 compared to $0.51 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	June 30, 2024		June 30, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$851,451	$70,619	$839,043	$65,816
Diversified Fresh Produce - EMEA	944,851	42,695	915,629	42,603
Diversified Fresh Produce - Americas & ROW	356,057	12,107	417,645	14,262
Intersegment	(28,268)	—	(31,143)	—
Total	$2,124,091	$125,421	$2,141,174	$122,681

	Six Months Ended
	June 30, 2024		June 30, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$1,675,680	$140,054	$1,637,953	$135,027
Diversified Fresh Produce - EMEA	1,798,449	68,654	1,713,729	66,009
Diversified Fresh Produce - Americas & ROW	832,939	26,812	840,396	22,032
Intersegment	(61,603)	—	(61,737)	—
Total	$4,245,465	$235,520	$4,130,341	$223,068
Fresh Fruit
Revenue increased 1.5%, or $12.4 million, primarily due to higher volumes of bananas in Europe and North America, higher worldwide pricing of bananas and higher volume of plantains sold, partially offset by lower volumes and pricing for pineapples.
Adjusted EBITDA increased 7.3%, or $4.8 million, driven by higher revenue and lower fruit sourcing costs, partially offset by higher shipping costs.
Diversified Fresh Produce – EMEA
Revenue increased 3.2%, or $29.2 million, primarily due to strong performance in Ireland, the U.K. and Spain, as well as an incremental positive impact from acquisitions of $7.8 million, partially offset by a $8.7 million unfavorable impact from foreign currency translation. On a like-for-like basis, revenue was 3.3%, or $30.2 million, ahead of prior year.

Adjusted EBITDA increased 0.2%, or $0.1 million, primarily driven by strong performance in the Nordics, Spain and South Africa, as well as a positive impact of $0.3 million from acquisitions, offset primarily by a $0.3 million unfavorable impact from foreign currency translation. On a like-for-like basis, Adjusted EBITDA was 0.3%, or $0.1 million, ahead of prior year.
Diversified Fresh Produce – Americas & ROW
Revenue decreased 14.7%, or $61.6 million, primarily due to the disposal of the Progressive Produce business in mid-March 2024. On a like-for-like basis, revenue was 11.3%, or $47.4 million, ahead of the prior year, primarily due to seasonal timing benefits as well as positive underlying revenue growth in most commodities in North America.
Adjusted EBITDA decreased 15.1%, or $2.2 million, primarily driven by the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA was 36.4%, or $5.2 million, ahead of the prior year, primarily due to improved performance in our North American diversified business and the benefit of continued seasonal timing differences in South America.
Capital Expenditures
Cash capital expenditures from continuing operations for the six months ended June 30, 2024 were $35.7 million, which included investments in shipping containers, farming investments, efficiency projects in our warehouses and ongoing investments in IT and logistics assets. Additions through finance leases from continuing operations were $7.0 million for the six months ended June 30, 2024.
Sale of Progressive Produce
On March 13, 2024, the Company completed the sale of its 65.0% equity interest in the Progressive Produce business to PTF Holdings. As a result of the sale, Dole received gross proceeds of $120.3 million in cash and recognized a gain on the sale of $75.9 million. On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan facilities with proceeds from the sale of Progressive Produce.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was an outflow of $30.4 million for the six months ended June 30, 2024. Free cash flow was primarily driven by normal seasonal impacts. There were higher outflows from receivables based on higher revenues (excluding the impact of divestitures) and timing of collections and lower inflows from inventories, partly offset by inflows from accounts payables, accrued liabilities and other liabilities. Net Debt as of June 30, 2024 was $767.5 million.
Outlook for Fiscal Year 2024 (forward-looking statement)
We are very pleased that we have consolidated our strong start to the year with another very good performance in the second quarter, putting us in an excellent position to deliver a strong result for the full year.
While forecasting remains complex, our first half result gives us confidence to raise our full year Adjusted EBITDA target to at least $370.0 million for 2024.
For financial year 2024, we are maintaining our previously issued guidance for both capital expenditure from continuing operations and interest expense.
Dividend
On August 13, 2024, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2024 of $0.08 per share, payable on October 3, 2024 to shareholders of record on September 11, 2024. A cash dividend of $0.08 per share was paid on July 5, 2024 for the first quarter of 2024.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the second quarter 2024 financial results. The webcast can be accessed at www.doleplc.com/investor-relations. The conference call can be accessed by registering at https://registrations.events/direct/Q4I2332517. The conference ID is 23325.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341
Cost of sales	(1,923,505)	(1,944,601)	(3,850,202)	(3,754,729)
Gross profit	200,586	196,573	395,263	375,612
Selling, marketing, general and administrative expenses	(116,604)	(115,667)	(235,554)	(236,546)
Gain on disposal of business	1,995	—	75,945	—
(Loss) gain on asset sales	(89)	10,723	328	14,696
Impairment of goodwill	—	—	(36,684)	—
Impairment of property, plant and equipment	—	—	(1,277)	—
Operating income	85,888	91,629	198,021	153,762
Other income, net	6,377	1,129	13,999	2,904
Interest income	2,624	2,640	5,703	4,949
Interest expense	(18,788)	(19,748)	(36,736)	(41,460)
Income from continuing operations before income taxes and equity earnings	76,101	75,650	180,987	120,155
Income tax expense	(25,460)	(16,593)	(59,861)	(27,587)
Equity method earnings	5,406	4,688	6,408	6,166
Income from continuing operations	56,047	63,745	127,534	98,734
Income (loss) from discontinued operations, net of income taxes	32,018	(11,438)	25,967	(25,944)
Net income	88,065	52,307	153,501	72,790
Net income attributable to noncontrolling interests	(7,948)	(10,032)	(3,241)	(16,356)
Net income attributable to Dole plc	$80,117	$42,275	$150,260	$56,434

Income (loss) per share - basic:
Continuing operations	$0.51	$0.57	$1.31	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc - basic	$0.85	$0.45	$1.58	$0.59

Income (loss) per share - diluted:
Continuing operations	$0.50	$0.56	$1.30	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc - diluted	$0.84	$0.44	$1.57	$0.59

Weighted-average shares:
Basic	94,930	94,909	94,930	94,904
Diluted	95,340	95,112	95,285	95,068

Condensed Consolidated Statements of Cash Flows - Unaudited

	Six Months Ended
	June 30, 2024	June 30, 2023

Operating Activities	(U.S. Dollars in thousands)
Net income	$153,501	$72,790
(Income) loss from discontinued operations, net of taxes	(25,967)	25,944
Income from continuing operations	127,534	98,734
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	48,395	52,635
Impairment of goodwill	36,684	—
Impairment of fixed assets	1,277	—
Net gain on sale of assets and asset write-offs	(328)	(14,696)
Net gain on sale of business	(75,945)	—
Net (gain) loss on financial instruments	(7,096)	1,015
Stock-based compensation expense	4,133	2,768
Equity method earnings	(6,408)	(6,166)
Amortization of debt discounts and debt issuance costs	4,780	3,186
Deferred tax (benefit) expense	(12,704)	48
Pension and other postretirement benefit plan expense	1,088	3,091
Dividends received from equity method investments	4,193	5,105
Other	(110)	(1,179)
Changes in operating assets and liabilities:
Receivables, net of allowances	(127,190)	(36,994)
Inventories	(3,772)	44,282
Prepaids, other current assets and other assets	(7,282)	(13,790)
Accounts payable, accrued liabilities and other liabilities	18,009	(61,295)
Net cash provided by operating activities - continuing operations	5,258	76,744
Investing activities
Sales of assets	1,898	18,562
Capital expenditures	(35,693)	(35,595)
Proceeds from sale of business, net of transaction costs	115,845	—
Insurance proceeds	527	1,850
Purchases of investments	(260)	(1,150)
(Purchases) sales of unconsolidated affiliates	(388)	1,498
Other	(2,579)	(1,677)
Net cash provided by (used in) investing activities - continuing operations	79,350	(16,512)
Financing activities
Proceeds from borrowings and overdrafts	908,034	869,701
Repayments on borrowings and overdrafts	(1,021,795)	(889,593)
Dividends paid to shareholders	(15,189)	(15,184)
Dividends paid to noncontrolling interests	(19,445)	(16,174)
Other noncontrolling interest activity, net	—	(480)
Payment of contingent consideration	(996)	(1,169)
Net cash (used in) financing activities - continuing operations	(149,391)	(52,899)
Effect of foreign exchange rate changes on cash	(8,079)	3,210
Net cash provided by (used in) operating activities - discontinued operations	18,464	(2,898)
Net cash used in investing activities - discontinued operations	(1,720)	(5,410)
Cash provided by discontinued operations, net	16,744	(8,308)
(Decrease) increase in cash and cash equivalents	(56,118)	2,235
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840
Cash and cash equivalents at end of period, including discontinued operations	$220,887	$231,075
Supplemental cash flow information:
Income tax payments, net of refunds	$(56,096)	$(39,323)
Interest payments on borrowings	$(33,832)	$(41,159)

Condensed Consolidated Balance Sheets - Unaudited

	June 30, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$219,649	$275,580
Short-term investments	6,182	5,899
Trade receivables, net of allowances for credit losses of $20,324 and $18,360, respectively	549,352	538,177
Grower advance receivables, net of allowances for credit losses of $19,673 and $19,839, respectively	99,423	109,958
Other receivables, net of allowances for credit losses of $13,309 and $13,227, respectively	120,603	117,069
Inventories, net of allowances of $5,056 and $4,792, respectively	368,309	378,592
Prepaid expenses	64,597	61,724
Other current assets	20,239	17,401
Fresh Vegetables current assets held for sale	484,416	414,457
Other assets held for sale	1,825	1,832
Total current assets	1,934,595	1,920,689
Long-term investments	15,302	15,970
Investments in unconsolidated affiliates	131,470	131,704
Actively marketed property	13,781	13,781
Property, plant and equipment, net of accumulated depreciation of $467,197 and $444,775, respectively	1,077,675	1,102,234
Operating lease right-of-use assets	315,801	340,458
Goodwill	434,797	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $118,505 and $134,420, respectively	28,578	41,232
Other assets	110,707	109,048
Deferred tax assets, net	69,630	66,485
Total assets	$4,438,616	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$592,724	$670,904
Income taxes payable	68,131	22,917
Accrued liabilities	360,269	357,427
Bank overdrafts	38,613	11,488
Current portion of long-term debt, net	55,201	222,940
Current maturities of operating leases	61,651	63,653
Payroll and other tax	25,704	27,791
Contingent consideration	1,099	1,788
Pension and other postretirement benefits	15,725	16,570
Fresh Vegetables current liabilities held for sale	275,626	291,342
Dividends payable and other current liabilities	39,723	29,892
Total current liabilities	1,534,466	1,716,712
Long-term debt, net	882,287	845,013
Operating leases, less current maturities	258,229	287,991
Deferred tax liabilities, net	83,892	92,653
Income taxes payable, less current portion	—	16,664
Contingent consideration, less current portion	7,252	7,327
Pension and other postretirement benefits, less current portion	116,640	121,689
Other long-term liabilities	48,461	52,295
Total liabilities	2,931,227	3,140,344

Redeemable noncontrolling interests	33,817	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 94,952 and 94,929 shares outstanding as of June 30, 2024 and December 31, 2023	950	949
Additional paid-in capital	801,774	796,800
Retained earnings	697,504	562,562
Accumulated other comprehensive loss	(129,373)	(110,791)
Total equity attributable to Dole plc	1,370,855	1,249,520
Equity attributable to noncontrolling interests	102,717	137,144
Total equity	1,473,572	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,438,616	$4,561,193

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$88,065	$52,307	$153,501	$72,790
(Income) loss from discontinued operations, net of income taxes	(32,018)	11,438	(25,967)	25,944
Income from continuing operations (Reported GAAP)	56,047	63,745	127,534	98,734
Income tax expense	25,460	16,593	59,861	27,587
Interest expense	18,788	19,748	36,736	41,460
Mark to market (gains) losses	(2,214)	1,035	(5,084)	1,857
(Gain) loss on asset sales	—	(10,387)	31	(14,554)
Gain on disposal of business	(1,995)	—	(75,945)	—
Cyber-related incident	—	571	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[4,5]	74	190	(1,726)	863
Adjustments from equity method investments	2,946	2,922	4,460	4,245
Adjusted EBIT (Non-GAAP)	99,106	94,417	182,551	165,513
Depreciation	22,388	23,142	44,236	47,445
Amortization of intangible assets	1,886	2,574	4,159	5,190
Depreciation and amortization adjustments from equity method investments	2,041	2,548	4,574	4,920
Adjusted EBITDA (Non-GAAP)	$125,421	$122,681	$235,520	$223,068

4 For the three months ended June 30, 2024, other items is primarily comprised of $0.1 million of asset writedowns, net of insurance proceeds. For the three months ended June 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds.
5 For the six months ended June 30, 2024, other items is primarily comprised of $1.6 million of insurance proceeds, net of asset writedowns. For the three months ended June 30, 2023, other items is primarily comprised of $0.9 million of asset writedowns, net of insurance proceeds.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$80,117	$42,275	$150,260	$56,434
(Income) loss from discontinued operations, net of income taxes	(32,018)	11,438	(25,967)	25,944
Income from continuing operations attributable to Dole plc	48,099	53,713	124,293	82,378
Adjustments:
Amortization of intangible assets	1,886	2,574	4,159	5,190
Mark to market (gains) losses	(2,214)	1,035	(5,084)	1,857
(Gain) loss on asset sales	—	(10,387)	31	(14,554)
Gain on disposal of business	(1,995)	—	(75,945)	—
Cyber-related incident	—	571	—	5,321
Impairment of goodwill	—	—	36,684	—
Other items[6,7]	74	190	(1,726)	863
Adjustments from equity method investments	720	623	1,251	742
Income tax on items above and discrete tax items	788	797	15,107	488
NCI impact of items above	(326)	(736)	(11,187)	(1,629)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$47,032	$48,380	$87,583	$80,656

Adjusted earnings per share – basic (Non-GAAP)	$0.50	$0.51	$0.92	$0.85
Adjusted earnings per share – diluted (Non-GAAP)	$0.49	$0.51	$0.92	$0.85
Weighted average shares outstanding – basic	94,930	94,909	94,930	94,904
Weighted average shares outstanding – diluted	95,340	95,112	95,285	95,068

6 For the three months ended June 30, 2024, other items is primarily comprised of $0.1 million of asset writedowns, net of insurance proceeds. For the three months ended June 30, 2023, other items is primarily comprised of $0.2 million of asset writedowns, net of insurance proceeds.
7 For the six months ended June 30, 2024, other items is primarily comprised of $1.6 million of insurance proceeds, net of asset writedowns. For the six months ended June 30, 2023, other items is primarily comprised of $0.9 million of asset writedowns, net of insurance proceeds.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$2,124,091	(1,923,505)	200,586	9.4%	(116,604)	1,906	$85,888
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		1,886	—	1,886
Mark to market (gains) losses	—	—	—		—	—	—
(Gain) loss on asset sales	—	—	—		—	—	—
Gain on disposal of business	—	—	—		—	(1,995)	(1,995)
Impairment of goodwill	—	—	—		—	—	—
Other items	—	157	157		—	—	157
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,124,091	(1,923,348)	200,743	9.5%	(114,718)	(89)	$85,936

	Three Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$2,141,174	(1,944,601)	196,573	9.2%	(115,667)	10,723	$91,629
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,574	—	2,574
Mark to market (gains) losses	—	54	54		—	—	54
(Gain) loss on asset sales	—	—	—		—	(10,387)	(10,387)
Cyber-related incident	—	—	—		571	—	571
Other items	—	190	190		—	—	190
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,141,174	(1,944,357)	196,817	9.2%	(112,522)	336	$84,631
8 Other operating charges for the three months ended June 30, 2024 is primarily comprised of a gain on disposal of business of $2.0 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
9 Other operating charges for the three months ended June 30, 2023 is comprised of gains on asset sales of $10.7 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$6,377	2,624	(18,788)	(25,460)	5,406	56,047	32,018
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(32,018)
Amortization of intangible assets	—	—	—	—	—	1,886	—
Mark to market (gains) losses	(2,214)	—	—	—	—	(2,214)	—
(Gain) loss on asset sales	—	—	—	—	—	—	—
Gain on disposal of business	—	—	—	—	—	(1,995)	—
Impairment of goodwill	—	—	—	—	—	—	—
Other items	(83)	—	—	—	—	74	—
Adjustments from equity method investments	—	—	—	—	720	720	—
Income tax on items above and discrete tax items	—	—	—	888	(100)	788	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$4,080	2,624	(18,788)	(24,572)	6,026	55,306	$—

	Three Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$1,129	2,640	(19,748)	(16,593)	4,688	63,745	(11,438)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	11,438
Amortization of intangible assets	—	—	—	—	—	2,574	—
Mark to market (gains) losses	981	—	—	—	—	1,035	—
(Gain) loss on asset sales	—	—	—	—	—	(10,387)	—
Cyber-related incident	—	—	—	—	—	571	—
Other items	—	—	—	—	—	190	—
Adjustments from equity method investments	—	—	—	—	623	623	—
Income tax on items above and discrete tax items	—	—	—	878	(81)	797	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,110	2,640	(19,748)	(15,715)	5,230	59,148	$—

	Three Months Ended June 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$88,065	$(7,948)	$80,117	$0.84
(Income) loss from discontinued operations, net of income taxes	(32,018)	—	(32,018)
Amortization of intangible assets	1,886	—	1,886
Mark to market (gains) losses	(2,214)	—	(2,214)
(Gain) loss on asset sales	—	—	—
Gain on disposal of business	(1,995)	—	(1,995)
Impairment of goodwill	—	—	—
Other items	74	—	74
Adjustments from equity method investments	720	—	720
Income tax on items above and discrete tax items	788	—	788
NCI impact of items above	—	(326)	(326)
Adjusted (Non-GAAP)	$55,306	$(8,274)	$47,032	$0.49

Weighted average shares outstanding – diluted	95,340

	Three Months Ended June 30, 2023 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$52,307	$(10,032)	$42,275	$0.44
(Income) loss from discontinued operations, net of income taxes	11,438	—	11,438
Amortization of intangible assets	2,574	—	2,574
Mark to market (gains) losses	1,035	—	1,035
(Gain) loss on asset sales	(10,387)	—	(10,387)
Cyber-related incident	571	—	571
Other items	190	—	190
Adjustments from equity method investments	623	—	623
Income tax on items above and discrete tax items	797	—	797
NCI impact of items above	—	(736)	(736)
Adjusted (Non-GAAP)	$59,148	$(10,768)	$48,380	$0.51

Weighted average shares outstanding – diluted	95,112

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Six Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[10]	Operating Income
Reported (GAAP)	$4,245,465	(3,850,202)	395,263	9.3%	(235,554)	38,312	$198,021
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		4,159	—	4,159
Mark to market (gains) losses	—	(120)	(120)		—	—	(120)
(Gain) loss on asset sales	—	—	—		—	31	31
Gain on disposal of business	—	—	—		—	(75,945)	(75,945)
Impairment of goodwill	—	—	—		—	36,684	36,684
Other items	—	(1,643)	(1,643)		—	—	(1,643)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,245,465	(3,851,965)	393,500	9.3%	(231,395)	(918)	$161,187

	Six Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[11]	Operating Income
Reported (GAAP)	$4,130,341	(3,754,729)	375,612	9.1%	(236,546)	14,696	$153,762
(Income) loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,190	—	5,190
Mark to market (gains) losses	—	(1,336)	(1,336)		—	—	(1,336)
(Gain) loss on asset sales	—	—	—		—	(14,554)	(14,554)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	863	863		—	—	863
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact of items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,130,341	(3,755,202)	375,139	9.1%	(226,035)	142	$149,246
10 Other operating charges for the six months ended June 30, 2024 is primarily comprised of a gain on disposal of business of $75.9 million, offset by a goodwill impairment charge of $36.7 million and a fixed asset impairment charge of $1.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
11 Other operating charges for the six months ended June 30, 2023 is comprised of gains on asset sales of $14.7 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Six Months Ended June 30, 2024 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$13,999	5,703	(36,736)	(59,861)	6,408	127,534	25,967
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	(25,967)
Amortization of intangible assets	—	—	—	—	—	4,159	—
Mark to market (gains) losses	(4,964)	—	—	—	—	(5,084)	—
(Gain) loss on asset sales	—	—	—	—	—	31	—
Gain on disposal of business	—	—	—	—	—	(75,945)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Other items	(83)	—	—	—	—	(1,726)	—
Adjustments from equity method investments	—	—	—	—	1,251	1,251	—
Income tax on items above and discrete tax items	—	—	—	15,307	(200)	15,107	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$8,952	5,703	(36,736)	(44,554)	7,459	102,011	$—

	Six Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Income (loss) from discontinued operations, net of income taxes
Reported (GAAP)	$2,904	4,949	(41,460)	(27,587)	6,166	98,734	(25,944)
(Income) loss from discontinued operations, net of income taxes	—	—	—	—	—	—	25,944
Amortization of intangible assets	—	—	—	—	—	5,190	—
Mark to market (gains) losses	3,193	—	—	—	—	1,857	—
(Gain) loss on asset sales	—	—	—	—	—	(14,554)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	—	—	—	—	—	863	—
Adjustments from equity method investments	—	—	—	—	742	742	—
Income tax on items above and discrete tax items	—	—	—	650	(162)	488	—
NCI impact of items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$6,097	4,949	(41,460)	(26,937)	6,746	98,641	$—

	Six Months Ended June 30, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$153,501	$(3,241)	$150,260	$1.57
(Income) loss from discontinued operations, net of income taxes	(25,967)	—	(25,967)
Amortization of intangible assets	4,159	—	4,159
Mark to market (gains) losses	(5,084)	—	(5,084)
(Gain) loss on asset sales	31	—	31
Gain on disposal of business	(75,945)	—	(75,945)
Impairment of goodwill	36,684	—	36,684
Other items	(1,726)	—	(1,726)
Adjustments from equity method investments	1,251	—	1,251
Income tax on items above and discrete tax items	15,107	—	15,107
NCI impact of items above	—	(11,187)	(11,187)
Adjusted (Non-GAAP)	$102,011	$(14,428)	$87,583	$0.92

Weighted average shares outstanding – diluted	95,285

	Six Months Ended June 30, 2023 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$72,790	$(16,356)	$56,434	$0.59
(Income) loss from discontinued operations, net of income taxes	25,944	—	25,944
Amortization of intangible assets	5,190	—	5,190
Mark to market (gains) losses	1,857	—	1,857
(Gain) loss on asset sales	(14,554)	—	(14,554)
Cyber-related incident	5,321	—	5,321
Other items	863	—	863
Adjustments from equity method investments	742	—	742
Income tax on items above and discrete tax items	488	—	488
NCI impact of items above	—	(1,629)	(1,629)
Adjusted (Non-GAAP)	$98,641	$(17,985)	$80,656	$0.85

Weighted average shares outstanding – diluted	95,068

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	June 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$839,043	$—	$—	$12,408	$851,451
Diversified Fresh Produce - EMEA	915,629	(8,737)	7,799	30,160	944,851
Diversified Fresh Produce - Americas & ROW	417,645	(899)	(108,061)	47,372	356,057
Intersegment	(31,143)	—	—	2,875	(28,268)
Total	$2,141,174	$(9,636)	$(100,262)	$92,815	$2,124,091

	Adjusted EBITDA for the Three Months Ended
	June 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$65,816	$45	$—	$4,758	$70,619
Diversified Fresh Produce - EMEA	42,603	(311)	257	146	42,695
Diversified Fresh Produce - Americas & ROW	14,262	(10)	(7,337)	5,192	12,107
Total	$122,681	$(276)	$(7,080)	$10,096	$125,421

	Revenue for the Six Months Ended
	June 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$1,637,953	$—	$—	$37,727	$1,675,680
Diversified Fresh Produce - EMEA	1,713,729	3,932	13,971	66,817	1,798,449
Diversified Fresh Produce - Americas & ROW	840,396	(726)	(127,501)	120,770	832,939
Intersegment	(61,737)	—		134	(61,603)
Total	$4,130,341	$3,206	$(113,530)	$225,448	$4,245,465

	Adjusted EBITDA for the Six Months Ended
	June 30, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$135,027	$(1)	$—	$5,028	$140,054
Diversified Fresh Produce - EMEA	66,009	37	125	2,483	68,654
Diversified Fresh Produce - Americas & ROW	22,032	(19)	(8,626)	13,425	26,812
Total	$223,068	$17	$(8,501)	$20,936	$235,520

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of June 30, 2024 is presented below. Net Debt as of June 30, 2024 was $767.5 million.

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$219,649	$275,580
Debt (Reported GAAP):
Long-term debt, net	(882,287)	(845,013)
Current maturities	(55,201)	(222,940)
Bank overdrafts	(38,613)	(11,488)
Total debt, net	(976,101)	(1,079,441)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(11,064)	(14,395)
Total gross debt	(987,165)	(1,093,836)
Net Debt (Non-GAAP)	$(767,516)	$(818,256)

Free Cash Flow from Continuing Operations Reconciliation

	Six Months Ended
	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Net cash (used in) provided by operating activities - continuing operations (Reported GAAP)	$5,259	$76,744
Less: Capital expenditures (Reported GAAP)[12]	(35,693)	(35,595)
Free cash flow from continuing operations (Non-GAAP)	$(30,434)	$41,149
12 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2024 and June 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2024 and June 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2024 and June 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
Dole is not able to provide a reconciliation for projected FY'24 results without taking unreasonable efforts.